SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 12)



                         Alterman Investment Fund, Inc.
                                (Name of Issuer)



                          Common Stock, $2.50 Par Value
                         (Title and class of securities)



                                   021447 10 7
                                 (CUSIP Number)




Check the following box if a fee is being paid with this statement:  |_|










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(1)      Names of Reporting Persons
         S.S. or I.R.S. Identification Nos.
         of Above Persons
                                 Sam P. Alterman


(2)      Check the Appropriate Box if a Member of a Group

         (a)      |_|

         (b)      |_|


(3)      SEC Use Only



(4)      Citizenship or Place of Organization

                                  United States


Number of Shares            (5)      Sole Voting Power                  9,128
Beneficially Owned
by Each Reporting           (6)      Shared Voting Power              111,292*
Person With
                            (7)      Sole Dispositive Power             9,128

                            (8)      Shared Dispositive Power         111,292*


(9)      Aggregate Amount Beneficially Owned by Each Reporting Person

                                 120,420 shares*


(10)     Check if Aggregate Amount in Row (9) Excludes Certain Shares |_|



(11)     Percent of Class Represented by Amount in Row 9

                                      15.3%


(12)     Type of Reporting Person

                                       IN



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   *     Includes  1890  shares  held  by  his  wife.  Mr.  Alterman   disclaims
         beneficial ownership of these shares. Includes 40,000 shares held by Sam P. Alterman Family Foundation, Inc., a non-profit corporation of which Sam P. Alterman and his wife are two of five trustees. Includes 69,402 shares held by Alterman Real Estate, Ltd., a Georgia limited partnership, of which Sam P. Alterman and his son are the sole general partners and his wife is the sole limited partner.



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Item 1(a)                  Name of Issuer:

                                    Alterman Investment Fund, Inc.

Item 1(b).                 Address of Issuer's Principal Executive Offices:

                                    1218 West Paces Ferry Road, Suite 104
                                    Atlanta, GA  30327

Item 2(a).                 Name of Person Filing:

                                    See Item (1) of cover pages

Item 2(b). Address of Principal Business Office, or if none, residence:

                                    1218 West Paces Ferry Road, Suite 104
                                    Atlanta, GA  30327

Item 2(c).                 Citizenship:

                                    See Item (4) of cover pages

Item 2(d).                 Title of Class of Securities:

                                    Common Stock, $2.50 par value

Item 2(e).                 CUSIP Number:

                                    021447 10 7

Item 3.                    Nature of person filing:

                                    Not applicable

Item 4.                    Ownership:

                           (a)      Amount Beneficially Owned:

                                    See Item (9) of cover pages

                           (b)      Percent of Class:

                                    See Item (11) of cover pages

                           (c)     Number of shares as to which such person has:

                                 (i)Sole power to vote or to direct the vote:

                                            See Item (5) of cover pages

                                 (ii)Shared power to vote or to direct the vote:

                                            See item (6) of cover pages



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             (iii)sole power to dispose or to direct the disposition
                                            of

                                            See Item (7) of cover pages

                  (iv)shared power to dispose or to direct the
                                            disposition of:

                                            See Item (8) of cover pages

Item 5.           Ownership of Five Percent or Less of Class

                           If this  statement  is being filed to report the fact
                  that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.|_|

Item 6.           Ownership of More than Five Percent on Behalf of Another
                     Person:

                           Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Company:

                           Not applicable

Item 8.           Identification and Classification of Members of the Group:

                           Not applicable

Item 9.           Notice of Dissolution of Group:

                           Not applicable

Item 10.          Certification:

                           Not applicable




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Signatures:

         After reasonable inquiry, the undersigned hereby certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.



Sam P. Alterman                                                2/13/97
Sam P. Alterman
                                                                Date




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